File No. ______________



                       SECURITIES AND EXCHANGE COMMISSION



                                Washington, D.C.



                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the



             Public Utility Holding Company Act of 1935, as amended



                   IKB Electricity - I Trust (Statutory Trust)



                        (Name of foreign utility company)



                   IKB Electricity - I Trust (Statutory Trust)

                            (Name of filing company)





ITEM 1
------


       Foreign utility status is claimed by IKB Electricity - I Trust (Statutory Trust), a Connecticut statutory trust established on September 26, 2001 pursuant to a trust agreement between State Street Bank and Trust Company of Connecticut, National Association (the "Trustee") and AmSouth Leasing, Ltd., an Alabama limited partnership (as amended from time to time, the "Trust Agreement").

       IKB Electricity - I Trust (Statutory Trust) is to be the grantee (pursuant to a grant) and lessor (pursuant to a lease) of certain electrical transmission and distribution assets, consisting of, among other things, 110 kV high voltage lines, medium voltage lines, high and medium voltage substations and switchyards and transformer stations and distribution transformers, located in the province of Tyrol, Austria (such assets collectively, the "System").

       The business address of IKB Electricity - I Trust (Statutory Trust) is:

                c/o State Street Bank and Trust Company of Connecticut, National Association
                Goodwin Square
                225 Asylum Street
                Hartford, CT 06103
                Attention: Corporate Trust Department

ITEM 2
------
                Not applicable.

EXHIBIT A
---------
                Not applicable.



                                  By:  /s/ Philip Kane
                                     -------------------------------------------
                                     Trustee
                                     IKB Electricity - I Trust (Statutory Trust)


Date:  November 7, 2001








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